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2014 FEB 28 PM 1:29
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14040543

SECURITIES ... W...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8- 00759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 Manchester Road
(No. and Street)

Des Peres	MO	63131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Bastien 314-515-5946
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

DD 4/16/14

OATH OR AFFIRMATION

I, Kevin Bastien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edward D. Jones & Co., L.P., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Principal Financial Officer

Title

Notary Public

MARY CONNOR
Notary Public - Notary Seal
State of Missouri
Commissioned for St Louis County
My Commission Expires: September 13, 2014
Commission Number 10938793

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Independent Auditor's Report

To Edward D. Jones & Co., L.P.:

We have audited the accompanying consolidated statement of financial condition of Edward D. Jones & Co., L.P. and its subsidiaries (the "Partnership") as of December 31, 2013.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Partnership's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Partnership and its subsidiaries at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 24, 2014

PricewaterhouseCoopers LLP, 800 Market Street, Suite 1900, St. Louis, MO 63101-2695
T: (314) 206 8500, F: (314) 206 8514, www.pwc.com/us

EDWARD D. JONES & CO., L.P.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
(Dollars in thousands)

ASSETS :	
Cash and cash equivalents	$ 326,700
Cash and investments segregated under federal regulations	8,435,077
Securities purchased under agreements to resell	997,405
Receivable from:	
Clients	2,300,088
Mutual funds, insurance companies and other	401,046
Brokers, dealers and clearing organizations	148,103
Securities owned, at fair value:	
Mutual funds	113,831
State and municipal obligations	66,777
Equities	27,138
Government and agency obligations	18,787
Corporate bonds and notes	2,433
Certificates of deposit	1,922
Unit investment trusts	1,903
Other	931
	233,722
Equipment, property and improvements, at cost, net of accumulated depreciation and amortization	248,815
Other assets	81,264
TOTAL ASSETS	$ 13,172,220
LIABILITIES AND PARTNERSHIP CAPITAL :	
Payable to:	
Clients	$ 10,643,729
Brokers, dealers and clearing organizations	79,243
Securities sold, not yet purchased, at fair value	4,259
Accrued compensation and employee benefits	840,382
Accounts payable and accrued expenses	128,765
	11,696,378
Liabilities subordinated to claims of general creditors	50,000
Commitments and contingencies (Notes 11 and 12)	
Partnership capital	1,425,842
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$ 13,172,220

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

EDWARD D. JONES & CO., L.P.
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Consolidated Statement of Financial Condition includes the accounts of Edward D. Jones & Co., L.P. ("Edward Jones") and all wholly-owned subsidiaries (collectively, the "Partnership"). All material intercompany balances and transactions have been eliminated in consolidation. Non-controlling minority interests are accounted for under the equity method. The results of the Partnership's subsidiaries in Canada are included in the Partnership's Consolidated Statement of Financial Condition for the twelve months ended November 30, 2013 because of the timing of the Partnership's financial reporting process. The Jones Financial Companies, L.L.L.P. ("JFC") owns 100% of the capital in the Partnership. JFC is the sole limited partner of Edward Jones. JFC's wholly-owned subsidiary, EDJ Holding Company, Inc., is the sole general partner.

The Partnership is comprised of two registered broker-dealers primarily serving individual investors in the United States ("U.S.") and, through a subsidiary, Canada. The Partnership primarily derives its revenues from the retail brokerage business through the sale of listed and unlisted securities and insurance products, investment banking, principal transactions, distribution of mutual fund shares, and through fees related to assets held by and account services provided to its clients. The Partnership conducts business throughout the U.S. and Canada with its clients, various brokers, dealers, clearing organizations, depositories and banks.

The Consolidated Statement of Financial Condition has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the U.S. ("GAAP") which require the use of certain estimates by management in determining the Partnership's assets and liabilities. Actual results could differ from these estimates. The Partnership has evaluated subsequent events for recognition or disclosure through February 24, 2014, which was the date this Consolidated Statement of Financial Condition was available to be issued and identified no matters requiring disclosure.

Foreign Exchange

Assets and liabilities denominated in a foreign currency are translated at the exchange rate at the end of the period.

Fair Value

Substantially all of the Partnership's financial assets and financial liabilities covered under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 820, *Fair Value Measurement and Disclosure* ("ASC 820"), are carried at fair value or contracted amounts which approximate fair value. Upon the adoption of fair value guidance set forth in FASB ASC No. 825, *Financial Instruments*, the Partnership elected not to take the fair value option on liabilities subordinated to the claims of general creditors.

Fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, also known as the "exit price". Financial assets are marked to bid prices and financial liabilities are marked to offer prices. The Partnership's financial assets and financial liabilities recorded at fair value in the Consolidated Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820, with the related amount of subjectivity associated with the inputs to value these assets and liabilities at fair value for each level, are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of assets and liabilities categorized as Level I generally are U.S. treasuries, investments in publicly traded mutual funds, equities listed in active markets, government and agency obligations, and unit investment trusts with quoted market prices.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with related market data at the measurement date and for the duration of the instrument's anticipated life. The Partnership uses the market approach valuation technique which incorporates third-party pricing services and other relevant observable information (such as market interest rates, yield curves, prepayment risk and credit risk generated by market transactions involving identical or comparable assets or liabilities) in valuing these types of investments. When third-party pricing services are used, the methods and assumptions used are reviewed by the Partnership.

The types of assets and liabilities categorized as Level II generally are certificates of deposit, state and municipal obligations and corporate bonds and notes.

Level III – Inputs are both unobservable and significant to the overall fair value measurement. These inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the inputs to the model.

The Partnership did not have any assets or liabilities categorized as Level III during the year ended December 31, 2013. In addition, there were no transfers into or out of Levels I, II or III during this period.

The Partnership estimates the fair value of the liabilities subordinated to claims of general creditors based on the present value of future principal and interest payments associated with the debt, using current interest rates for debt of a similar nature as that of the Partnership (Level II input).

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash and Investments Segregated Under Federal Regulations

Cash of $7,056,047 and investments of $1,379,030 as of December 31, 2013 were segregated in special reserve bank accounts for the benefit of U.S. clients under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Purchased Under Agreements to Resell

The Partnership participates in short-term resale agreements collateralized by government and agency securities. These transactions are reported as collateralized financing. The fair value of the underlying collateral as determined daily, plus accrued interest, must equal or exceed 102% of the carrying amount of the transaction in U.S. agreements and must equal or exceed 100% in Canada agreements. It is the Partnership's policy to have such underlying resale agreement collateral delivered to the Partnership or deposited in its accounts at its custodian banks. Resale agreements are carried at the amount at which the securities will be subsequently resold, as specified in the agreements. The Partnership considers these financing receivables to be of good credit quality and, as a result, has not recorded a related allowance for credit loss. In addition, the Partnership considers risk related to these securities to be minimal due to the fact that these securities are fully collateralized.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Partnership to deposit cash with the lender. In securities loaned transactions, the Partnership receives collateral in the form of cash. Collateral for both securities borrowed and securities loaned is based on 102% of the fair value of the underlying securities loaned in U.S. agreements and 100% in Canada agreements. The Partnership monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned are included in receivable from and payable to brokers, dealers and clearing organizations, respectively, in the Consolidated Statement of Financial Condition.

Collateral

The Partnership reports as assets collateral it has pledged in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets or the Partnership can substitute collateral or otherwise redeem it on short notice. The Partnership does not report collateral it has received in secured lending and other arrangements as an asset when the debtor has the right to redeem or substitute the collateral on short notice.

Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, including inventory securities and investment securities, are recorded at fair value which is determined by using quoted market or dealer prices.

Equipment, Property and Improvements

Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line and accelerated methods over estimated useful lives of three to seven years. Buildings are depreciated using the straight-line method over their useful lives, which are estimated at thirty years. Leasehold improvements are amortized based on the term of the lease or the economic useful life of the improvement, whichever is less. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the respective category. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair value.

Nonqualified Deferred Compensation Plan

The Partnership has a nonqualified deferred compensation plan for certain financial advisors. The Partnership has recorded a liability for the future payments due to financial advisors participating in the nonqualified deferred compensation plan. As the future amounts due to financial advisors change in accordance with plan requirements, the Partnership records the change in future amounts owed to financial advisors as an increase or decrease in accrued compensation in the Consolidated Statement of Financial Condition. The Partnership has chosen to hedge this future liability by purchasing securities in an amount similar to the future liability expected to be due in accordance with the plan. These securities are included in mutual fund securities in the Consolidated Statement of Financial Condition. Each period, the net impact of the change in future amounts owed to financial advisors in the nonqualified deferred compensation plan and the change in securities are approximately the same, resulting in minimal net impact in the Consolidated Statement of Financial Condition.

Income Taxes

Income taxes have not been provided for in the Consolidated Statement of Financial Condition in most jurisdictions as the Partnership is organized as a partnership and each partner is liable for its own tax payments. For the jurisdictions in which the Partnership is liable for its own tax payments, the income tax provisions are immaterial. The Partnership did not have any significant uncertain tax positions as of December 31, 2013 and is not aware of any tax positions that will significantly change during the next twelve months. Edward Jones is subject to examination by the Internal Revenue Service ("IRS") and by various state and foreign taxing authorities in the jurisdictions in which Edward Jones conducts business. In 2012, the IRS began an examination of Edward Jones' income tax returns for the years ended 2009 and 2010. This examination is on-going and is not expected to have a material impact to the Partnership. With the exception of the IRS examination noted above, tax years prior to 2010 are generally no longer subject to examination by U.S. federal, state, local or foreign tax authorities.

Recently Adopted Accounting Standards

In December 2011, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2011-11, *Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11"), which established requirements for an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. ASU 2011-11 was adopted on January 1, 2013 and adoption did not have a material impact on the Partnership's Consolidated Statement of Financial Condition (see Note 14).

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CLIENTS

Receivable from and payable to clients include margin balances and amounts due on cash transactions. The value of securities owned by clients and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition. The Partnership considers these financing receivables to be of good credit quality due to the fact that these receivables are primarily collateralized by the related client investments and, as a result, the Partnership considers credit risk related to these receivables to be minimal. Substantially all amounts payable to clients are subject to withdrawal upon client request.

NOTE 3 – RECEIVABLE FROM MUTUAL FUNDS, INSURANCE COMPANIES AND OTHER

Receivable from mutual funds, insurance companies and other is primarily composed of amounts due to the Partnership for asset-based fees and fees for sub-transfer agent accounting services from mutual fund vendors and insurance companies as well as a receivable from a retirement account trustee. The retirement account trustee receivable represents deposits held with the trustee as required by Canadian regulations for the Partnership's clients' retirement account funds held in Canada.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

The following table shows the components of receivable from and payable to brokers, dealers and clearing organizations as of December 31, 2013:

Receivable from money market funds	$ 62,317
Deposits with clearing organizations	49,110
Receivable from clearing organizations	26,889
Securities failed to deliver	3,703
Other	6,084
Total receivable from brokers, dealers and clearing organizations	$ 148,103
Payable to clearing organizations	$ 65,949
Securities failed to receive	10,245
Payable to brokers, dealers and carrying brokers	3,049
Total payable to brokers, dealers and clearing organizations	$ 79,243

NOTE 5 – FAIR VALUE

The following table shows the Partnership's financial instruments measured at fair value:

	Financial Assets at Fair Value as of December 31, 2013			
	Level I	**Level II**	**Level III**	**Total**
Investments segregated under federal regulations:				
U.S. treasuries	$ 1,154,030	$ -	$ -	$ 1,154,030
Certificates of deposit	-	225,000	-	225,000
Total investments segregated under federal regulations	$ 1,154,030	$ 225,000	$ -	$ 1,379,030
Securities owned:				
Inventory securities:				
State and municipal obligations	$ -	$ 66,777	$ -	$ 66,777
Equities	27,138	-	-	27,138
Corporate bonds and notes	-	2,433	-	2,433
Certificates of deposit	-	1,922	-	1,922
Unit investment trusts	1,903	-	-	1,903
Government and agency obligations	391	-	-	391
Other	-	931	-	931
Total inventory securities	29,432	72,063	-	101,495
Investment securities:				
Mutual funds	113,831	-	-	113,831
Government and agency obligations	18,396	-	-	18,396
Total investment securities	132,227	-	-	132,227
Total securities owned	$ 161,659	$ 72,063	$ -	$ 233,722

	Financial Liabilities at Fair Value as of December 31, 2013			
	Level I	**Level II**	**Level III**	**Total**
Securities sold, not yet purchased:				
Corporate bonds and notes	$ -	$ 1,871	$ -	$ 1,871
Equities	1,023	-	-	1,023
Other	301	1,064	-	1,365
Total securities sold, not yet purchased	$ 1,324	$ 2,935	$ -	$ 4,259

The Partnership attempts to reduce its exposure to market price fluctuations of its inventory securities through the sale of U.S. government securities and, to a limited extent, the sale of fixed income futures contracts. The amount of the securities purchased or sold fluctuates on a daily basis due to changes in inventory securities owned, interest rates and market conditions. The notional amount of futures contracts outstanding was $9,000 at December 31, 2013. The average notional amount of futures contracts outstanding throughout the year ended December 31, 2013 was approximately $6,900. The underlying assets of these contracts are not reflected in the Partnership's Consolidated Statement of Financial Condition; however, the related mark-to-market adjustment gain of $31 is included in investment securities in the Consolidated Statement of Financial Condition as of December 31, 2013.

The estimated fair value of liabilities subordinated to claims of general creditors as of December 31, 2013 was $50,000. See Note 8 for the carrying value of liabilities subordinated to claims of general creditors.

NOTE 6 – EQUIPMENT, PROPERTY AND IMPROVEMENTS

The following table shows equipment, property and improvements as of December 31, 2013:

Equipment, furniture and fixtures	$ 609,566
Buildings and improvements	442,311
Equipment, property and improvements, Gross	1,051,877
Accumulated depreciation and amortization	(803,062)
Equipment, property and improvements, Net	$ 248,815

NOTE 7 – LINES OF CREDIT

The Partnership has uncommitted secured bank lines of credit in place as of December 31, 2013 of $415,000. The Partnership's uncommitted secured bank lines of credit are subject to change at the discretion of the banks and, therefore, due to credit market conditions and the uncommitted nature of these credit facilities, it is possible that these lines of credit could decrease or not be available in the future.

Actual borrowing availability on the uncommitted secured lines is based on client margin securities and Partnership securities, which would serve as collateral in the event the Partnership borrowed against these lines. There were no amounts outstanding on the uncommitted lines of credit as of December 31, 2013. In addition, the Partnership did not have any draws against these lines of credit during the year ended December 31, 2013.

In 2011, the Partnership entered into a $500,000 uncommitted unsecured line of credit agreement with JFC, with an expiration date of September 19, 2013. This agreement was renewed with an expiration date of November 15, 2018. There were no amounts outstanding on this line of credit as of December 31, 2013 and no amounts drawn against this line of credit during the year ended December 31, 2013.

NOTE 8 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Partnership's liabilities subordinated to claims of general creditors as of December 31, 2013 was $50,000 with an interest rate of 7.33% ("capital note agreements"). In June 2013 the Partnership paid the annual scheduled installment of $50,000. The final required annual payment of $50,000 is due on June 12, 2014.

The capital note agreements contain restrictions which, among other things, require maintenance of certain financial ratios, restrict encumbrance of assets and creation of indebtedness and limit the withdrawal of partnership capital. As of December 31, 2013, Edward Jones was required, under the capital note agreements, to maintain minimum partnership capital of $400,000 and regulatory net capital of $158,016. Edward Jones was in compliance with all restrictions as of and for the year ended December 31, 2013.

The liabilities subordinated to claims of general creditors are subject to cash subordination agreements approved by the Financial Industry Regulatory Authority ("FINRA") and, therefore, are included in Edward Jones' computation of net capital under the SEC Uniform Net Capital Rule.

NOTE 9 – NET CAPITAL REQUIREMENTS

As a result of its activities as a broker-dealer, Edward Jones is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 ("Exchange Act") and capital compliance rules of the FINRA Rule 4110. Under the alternative method permitted by the rules, Edward Jones must maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit items arising from client transactions. The net capital rules also provide that Edward Jones' partnership capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements.

The Partnership's Canada broker-dealer is a registered securities dealer regulated by the Investment Industry Regulatory Organization of Canada ("IIROC"). Under the regulations prescribed by IIROC, the Partnership is required to maintain prescribed/minimum levels of risk-adjusted capital, which are dependent on the nature of the Partnership's assets and operations.

The following table shows the Partnership's net capital figures for its U.S. and Canada broker-dealers as of December 31, 2013:

U.S.:	
Net capital	$ 872,592
Net capital in excess of the minimum required	$ 830,455
Net capital as a percentage of aggregate debit items	41.4%
Net capital after anticipated capital withdrawals, as a percentage of aggregate debit items	24.8%
Canada:	
Regulatory risk adjusted capital	$ 34,131
Regulatory risk adjusted capital in excess of the minimum required to be held by the IIROC	$ 27,093

Net capital and the related capital percentages may fluctuate on a daily basis.

The Partnership prepares SEC Form X-17A-5, FOCUS Report, Part II, on an unconsolidated basis. The capital of the Partnership's Canada subsidiary is included as partnership capital in the computation of the U.S. broker-dealers' net capital, resulting in an increase in net capital of $27,128.

The following is a summary of certain consolidating financial information of the Partnership:

	Edward Jones	Edward Jones (Canada)	Other Subsidiaries	Eliminations	Edward D. Jones & Co., L.P.
Total assets	$ 12,772,235	$ 454,659	$ 4,295	$ (58,969)	$ 13,172,220
Total liabilities	$ 11,346,393	$ 399,985	$ -	$ -	$ 11,746,378
Total partnership capital	1,425,842	54,674	4,295	(58,969)	1,425,842
Total liabilities and partnership capital	$ 12,772,235	$ 454,659	$ 4,295	$ (58,969)	$ 13,172,220

NOTE 10 – EMPLOYEE BENEFIT PLANS

The Partnership maintains a Profit Sharing and Deferred Compensation plan covering all eligible U.S. employees and a Group Registered Retirement Savings Plan and a Deferred Profit Sharing Plan covering all eligible Canada employees. Contributions to the plans are at the discretion of the Partnership. Additionally, participants may contribute on a voluntary basis.

NOTE 11 – COMMITMENTS, GUARANTEES AND RISKS

The Partnership leases a significant portion of its home office space from EDJ Leasing Co., L.P. ("LEA"), a wholly owned subsidiary of JFC, under terms of non-cancelable triple net leases expiring through 2020. Additionally, the Partnership leases home office and branch office space under numerous operating leases from non-affiliates. Branch offices are leased generally for terms of three to five years.

The Partnership's non-cancelable lease commitments greater than one year as of December 31, 2013, are summarized below:

2014	$ 159,585
2015	46,429
2016	29,887
2017	17,918
2018	13,128
Thereafter	34,983
Total	$ 301,930

In addition to the commitments discussed above, the Partnership would have incurred termination fees of approximately $128,300 as of December 31, 2013 in the event the Partnership terminated existing contractual commitments with certain vendors providing ongoing services primarily for information technology, operations and marketing. These termination fees will decrease over the related contract periods, which generally expire within the next three years.

The Partnership provides margin loans to its clients which are collateralized by securities in the client's account and may be liable for the margin requirement of its client margin securities transactions. To mitigate this risk, the Partnership monitors required margin levels and requires clients to deposit additional collateral or reduce positions to meet minimum collateral requirements.

The Partnership's securities activities involve execution, settlement and financing of various securities transactions for clients. The Partnership may be exposed to risk of loss in the event clients, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. For transactions in which it extends credit to clients, the Partnership seeks to control the risks associated with these activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. Therefore, the potential to make payments under these client transactions is remote and accordingly, no liability has been recognized for these transactions.

Cash balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation insurance coverage limits, subject the Partnership to a concentration of credit risk. Additionally, the Partnership's Canada broker-dealer may also have cash deposits in excess of the applicable insured amounts. The Partnership regularly monitors the credit ratings of these financial institutions in order to help mitigate the credit risk that exists with the deposits in excess of insured amounts. The Partnership has credit exposure to U.S. government and agency securities which are held as collateral for its resell agreements,

investment securities and segregated investments. The Partnership's primary exposure on resell agreements is with the counterparty and the Partnership would only have exposure in the event of the counterparty's default on the resell agreements.

The Partnership provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Partnership's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Partnership to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

NOTE 12 – CONTINGENCIES

In the normal course of business, the Partnership has been named as a defendant in various legal actions, including arbitrations, class actions and other litigation. Certain of these legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Partnership is also involved from time to time in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines or penalties. In addition, the Partnership provides for potential losses that may arise related to other contingencies.

The Partnership assesses its liabilities and contingencies utilizing available information. For those matters where it is probable the Partnership will incur a potential loss and the amount of the loss is reasonably estimable, in accordance with FASB ASC No. 450, *Contingencies*, an accrued liability has been established. These reserves represent the Partnership's aggregate estimate of the potential loss contingency at December 31, 2013 and are believed to be sufficient. Such liability may be adjusted from time to time to reflect any relevant developments.

For such matters where an accrued liability has not been established and the Partnership believes a loss is both reasonably possible and estimable, as well as for matters where an accrued liability has been recorded but for which an exposure to loss in excess of the amount accrued is both reasonably possible and estimable, the current estimated aggregated range of additional possible loss is $5,000 to $40,000. This range of reasonably possible loss does not necessarily represent the Partnership's maximum loss exposure as the Partnership was not able to estimate a range of reasonably possible loss for all matters.

Further, the matters underlying any disclosed estimated range will change from time to time, and actual results may vary significantly. While the outcome of these matters is inherently uncertain, based on information currently available, the Partnership believes that its established reserves at December 31, 2013 are adequate and the liabilities arising from such proceedings will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Partnership. However, based on future developments and the potential unfavorable resolution of these matters, the outcome could be material to the Partnership's future consolidated operating results for a particular period or periods.

NOTE 13 – RELATED PARTIES

The Partnership's $500,000 line of credit with JFC (see Note 7) is intended to provide short-term liquidity to the Partnership should the need arise. In addition, JFC has a five-year $400,000 committed unsecured credit facility, which has an expiration date of November 15, 2018. The Partnership believes that between JFC's committed facility and other liquid assets held by JFC, the Partnership could borrow on the $500,000 line of credit on short notice if needed. There were no amounts outstanding on these lines of credit as of December 31, 2013 and no amounts drawn against these lines of credit during the year ended December 31, 2013.

The Partnership leases a significant portion of its home office space from LEA. See Note 11 for further details.

As of December 31, 2013, Edward Jones leases approximately 10% of its branch office space from its financial advisors. These leases are executed and maintained in a similar manner as those entered into with third parties.

Trust services are offered to Edward Jones' U.S. clients through Edward Jones Trust Company ("EJTC"), a wholly-owned subsidiary of JFC. The Partnership has an agreement with EJTC whereby the Partnership would reimburse EJTC if EJTC did not achieve profitability. EJTC was profitable for the year ended December 31, 2013 and therefore the Partnership was not required to make a reimbursement.

Olive Street Investment Advisers, L.L.C. ("OLV"), a wholly-owned subsidiary of JFC, is the overall investment adviser to the Bridge Builder Trust, a new sub-advised mutual fund trust for Advisory Solutions clients of Edward Jones. In October 2013 the Partnership entered into a service agreement to provide OLV with personnel needed to perform services to Bridge Builder Trust. The Partnership also entered into an agreement to pay OLV for certain administrative services to support Advisory Solutions.

Edward Jones owns a 49.5% limited partnership interest in the investment adviser to the Edward Jones Money Market Fund. The Partnership does not have management responsibility with regard to the adviser.

As of December 31, 2013, certain affiliates maintained brokerage accounts with the Partnership, which pay interest on cash balances on a monthly basis.

NOTE 14 – OFFSETTING ASSETS AND LIABILITIES

The Partnership does not offset financial instruments in the Consolidated Statement of Financial Condition. However, the Partnership enters into master netting arrangements with counterparties for securities purchased under agreements to resell that are subject to net settlement in the event of default. These agreements create a right of offset for the amounts due to and due from the same counterparty in the event of default or bankruptcy.

The following table shows the Partnership's securities purchased under agreements to resell as of December 31, 2013:

Gross amounts of recognized assets	Gross amounts offset in the Consolidated Statement of Financial Condition	Net amounts presented in the Consolidated Statement of Financial Condition	Gross amounts not offset in the Consolidated Statement of Financial Condition		Net amount
			Financial instruments	Securities collateral[1]	
$ 997,405	-	997,405	-	(997,405)	$ -

[1] Actual collateral was greater than 102% of the related assets in U.S. agreements and greater 100% in Canada agreements.